Forest Road Acquisition Corp. II

1177 Avenue of the Americas, 5th Floor

New York, New York 10036

February 9, 2023

Division of Corporation Finance

Office of Real Estate and Construction

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Catherine De Lorenzo
Jeffrey Gabor

Re:	Forest Road Acquisition Corp. II
Preliminary Proxy Statement on Schedule 14A Filed February 6, 2023
File No. 001-40181

Dear Ms. Lorenzo and Mr. Gabor:

Forest Road Acquisition Corp. II, a Delaware corporation (the “Company,” “we,” “our” or “us”), hereby transmits its response to the comment letter (the “Comment Letter”) received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on February 8, 2023, regarding the Preliminary Proxy Statement on Schedule 14A filed by the Company with the Commission on February 6, 2023 (the “Proxy Statement”). For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed the comment with the Company’s response.

Preliminary Proxy Statement on Schedule 14A

General

1.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response: The Company respectfully advises the Staff that its sponsor, Forest Road Acquisition Sponsor II LLC, is a Delaware limited liability company, and is neither controlled by, nor does it have any ties with, any non-U.S. person.

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U.S. Securities and Exchange Commission

Division of Corporation Finance

February 9, 2023

We thank the Staff for its review of the Proxy Statement and this response. As you know, the Company is eager to finalize the Proxy Statement as soon as possible, and we appreciate the Staff’s assistance in helping us achieve this goal. Should you have any questions or require any additional information, please do not hesitate to contact our legal counsel, Joshua Englard, Esq., of Ellenoff Grossman & Schole LLP, at jenglard@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

Forest Road Acquisition Corp. II

By:	/s/ Zacharia Tarica
Name:	Zacharia Tarica
Title:	Chief Operating Officer

cc:	Ellenoff Grossman & Schole LLP